                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from January 1, 2001 to December 31, 2001 Commission file number 000-31207

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 *First Northern Savings Bank 401(k) Savings Plan
                  201 N. Monroe Avenue
                  P.O. Box 23100
                  Green Bay, WI  54305-3100

                 *Combined into Bank Mutual Corporation 401(k) Plan on
                  January 1, 2002

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Bank Mutual Corporation
                  4949 W. Brown Deer Road
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            FIRST NORTHERN SAVINGS BANK
                                            401(K) SAVINGS PLAN

Date: June 26, 2002

                                            /s/ MICHAEL D. MEEUWSEN
                                            ------------------------------------
                                                Michael D. Meeuwsen, Trustee


                                            /s/ RICK B. COLBERG
                                            ------------------------------------
                                                Rick B. Colberg, Trustee

                                            /s/ MARLA J. CARR
                                            ------------------------------------
                                                Marla J. Carr, Trustee

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN
                                                            Green Bay, Wisconsin


                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2001 and 2000

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT.......................................................................................1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits...............................................................2
     Statements of Changes in Net Assets Available for Benefits....................................................3
     Notes to Financial Statements.................................................................................4

SUPPLEMENTAL SCHEDULE
     Schedule 1 - Schedule H, Item IV(i) - Schedule of Assets Held for Investment Purposes........................11

                                 [WIPFLI LOGO]



                          INDEPENDENT AUDITOR'S REPORT



Board of Trustees
First Northern Savings Bank
 401(k) Savings Plan
Green Bay, Wisconsin


We have audited the accompanying statements of net assets available for benefits of First Northern Savings Bank 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Wipfli Ullrich Bertelson LLP


June 3, 2002
Green Bay, Wisconsin

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                      2001                2000
-------------------------------------------------------------------------------------------------------------------
ASSETS

Investments                                                                        $11,469,748         $10,495,453
Receivable - Employer contribution                                                     401,121             313,322
-------------------------------------------------------------------------------------------------------------------

Net assets available for benefits                                                  $11,870,869         $10,808,775
===================================================================================================================













See accompanying notes to financial statements.                                2

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                    2001                2000
---------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments                                      $    90,683         $ 1,168,962
  Interest and dividends                                                                 285,907             168,448
---------------------------------------------------------------------------------------------------------------------

     Total investment income                                                             376,590           1,337,410
---------------------------------------------------------------------------------------------------------------------

 Contributions:
  Participant                                                                            422,915             434,790
  Employer                                                                               509,067             402,982
  Rollover                                                                                17,602              10,210
---------------------------------------------------------------------------------------------------------------------

     Total contributions                                                                 949,584             847,982
---------------------------------------------------------------------------------------------------------------------

  Total additions                                                                      1,326,174           2,185,392
---------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                                          263,144           1,257,900
  Administrative expenses                                                                    936               1,790
---------------------------------------------------------------------------------------------------------------------

  Total deductions                                                                       264,080           1,259,690
---------------------------------------------------------------------------------------------------------------------

Net additions                                                                          1,062,094             925,702
Net assets available for benefits at beginning                                        10,808,775           9,883,073
---------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at end                                             $11,870,869         $10,808,775
=====================================================================================================================



See accompanying notes to financial statements.                                3

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1   PLAN DESCRIPTION

         The following description of First Northern Savings Bank 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

                  GENERAL

         The Plan is a defined contribution 401(k) retirement savings plan covering substantially all employees of First Northern Savings Bank and its wholly owned subsidiaries (the "Bank") (a wholly owned subsidiary of Bank Mutual Corporation) who have been employed for one year and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Bank.

         EMPLOYEE CONTRIBUTIONS

         Participants may elect to defer a portion of their cash compensation (up to the lesser of 15% of annual compensation or $10,500 in 2001 and 2000) and contribute this amount to the Plan. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

         EMPLOYER CONTRIBUTIONS

         The Bank makes matching contributions equal to 50% of the employee's contributions. Employee contributions over 4% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. The Bank also makes an annual contribution equal to 3% of each qualified participant's annual cash compensation. In addition, the Bank, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Bank. The additional contribution is equal to 3.75% and 2.50% of each qualified participant's annual cash compensation at December 31, 2001 and 2000, respectively.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with the participant's contributions, the Bank's matching, annual and discretionary contributions, and plan earnings (based on participant's investment election and account balance).

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1   PLAN DESCRIPTION (Continued)

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with similar type loans made by the Bank. Principal and interest are paid ratably through monthly payroll deductions.

                  VESTING

         All employee contributions are 100% vested immediately. Employer contributions vest at 25% after two years of service, 50% after three years of service, and 100% after four years of service. In addition, there is full vesting upon normal retirement at age 65, death, or disability. Amounts forfeited are aggregated and used to offset future employer contributions.

         EXPENSES OF THE PLAN

         Administrative expenses charged by Principal Mutual Life Insurance Company, investment advisory fees, and substantially all other expenses incurred in conjunction with the Plan are paid by the Bank. Certain administrative expenses and withdrawal charges are paid out of plan assets.

         PAYMENT OF BENEFITS

         Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment.

         Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

         PLAN TERMINATION

         The Bank has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The accounting records of First Northern Savings Bank 401(k) Savings Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

         INVESTMENT VALUATION

         Investments are stated at fair value. Investments in the Principal Financial Group's Pooled Separate Accounts are carried at fair value which represents the quoted market price of the underlying investments. For investments in securities which do not have an established market, the trustee of the Plan establishes a fair value. The Guaranteed Interest Accounts include funds under group annuity contracts. The contracts are stated at fair market value, which is determined by adjusting the contract value for differences between the current market interest rate and the interest rate on the account. The fair value of Bank Mutual Corporation's common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

         Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3   INVESTMENTS

         The following is a schedule of investments that individually represents 5% or more of the Plan's net assets at December 31:

                                                                  2001                                  2000
                                                    --------------------------------  -----------------------------------
                                                      ASSET FAIR        PERCENT OF      ASSET FAIR           PERCENT OF
                                                        VALUE           NET ASSETS        VALUE              NET ASSETS
         ----------------------------------------------------------------------------------------------------------------
         Principal Stable Value Account                 $682,672            5.8           $554,428                5.1
         Principal Small Company Blend Account         1,552,519           13.1          1,331,181               12.3
         Principal Large Company Blend Account         1,589,459           13.4          1,893,113               17.5
         Principal Small Company Growth Account          741,286            6.2            732,641                6.8
         Principal Medium Company Growth Account         903,345            7.6          1,063,064                9.8
         Principal Large Company Growth Account          949,809            8.0          1,286,974               11.9
         Bank Mutual Corporation Common Stock          3,218,106           27.1          1,786,550               16.5





         During 2001 and 2000, the Plan's investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

                                                                                       2001                2000
         ----------------------------------------------------------------------------------------------------------
         Pooled Separate Accounts                                                  ($1,043,775)          ($607,784)
         First Northern Capital Corporation Stock                                            0           1,874,923
         Bank Mutual Corporation Stock                                               1,134,458             (98,177)
         ----------------------------------------------------------------------------------------------------------

         Net appreciation                                                              $90,683          $1,168,962
         ==========================================================================================================

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 4   TRANSACTIONS WITH PARTIES-IN-INTEREST

         First Northern Savings Bank serves as the sponsor of the Plan. As of January 1, 2000, First Northern Savings Bank was a wholly owned subsidiary of First Northern Capital Corporation (FNGB). In November 2000, First Northern Savings Bank completed a merger with Bank Mutual Corporation. As of December 31, 2001 and 2000, First Northern Savings Bank is a wholly owned subsidiary of Bank Mutual Corporation. The Plan had the following transactions with these parties-in-interest:

                                                                              2001                2000
         ------------------------------------------------------------------------------------------------
         Purchases of stock:
           Number of shares of FNGB stock                                          0              44,444
           Value of shares on transaction dates                             $      0            $524,705

           Number of shares of Bank Mutual Corporation stock                  25,581                 882
           Value of shares on transaction dates                             $342,049            $  8,697

         Sales of stock:
           Number of shares of FNGB stock                                          0              36,002
           Value of shares on transaction dates                             $      0            $459,037

           Number of shares of Bank Mutual Corporation stock                   3,006               2,702
           Value of shares on transaction dates                             $ 41,085            $ 22,471

         Exchange of common stock:
           FNGB shares exchanged                                                   0             348,388
           Bank Mutual Corporation shares received                                 0             189,854

         Dividend income received on FNGB stock                             $      0            $116,830
         Dividend income received on Bank Mutual Corporation stock          $ 56,339            $      0

         Plan administrative expenses paid by the Bank                      $ 19,874            $ 18,531


         At December 31, 2001 and 2000, the Plan held 210,609 shares and 188,034 shares, respectively, of Bank Mutual Corporation common stock.

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5   TAX-EXEMPT STATUS OF THE PLAN

         On January 26, 1993, the Internal Revenue Service declared the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.



NOTE 6   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Form 5500 filed for December 31, 2001, presented net assets available for benefits on the modified cash basis of accounting. The Form 5500 filed for December 31, 2000, presented net assets available for benefits on the accrual basis of accounting.

         Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001:

         Net assets available for benefits per the financial statements         $11,870,869
         Less - Employer contributions receivable                                   401,121
         -----------------------------------------------------------------------------------

         Net assets available for benefits per Form 5500                        $11,469,748
         ===================================================================================

         Following is a reconciliation of employer contributions received per the financial statements for the year ended December 31, 2001:


         Employer contributions per the financial statements                       $509,067
         Less - Employer contributions receivable at                                401,121
         December 31, 2001
         -----------------------------------------------------------------------------------

         Employer contributions per Form 5500                                      $107,946
         ===================================================================================

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 7   SUBSEQUENT EVENT

         Effective December 31, 2001, the Plan was to merge with Mutual Savings Bank Savings and Investment Plan. The transfer of assets actually took place in early January 2002. Prior to the merger, both plans operated in a similar manner. The new plan's legal name is Bank Mutual Corporation 401(k) Plan.

                                                           SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN
                                                Plan's EIN #39-0318280 Plan #002

                   SCHEDULE 1 - SCHEDULE H, ITEM IV(i) - SCHEDULE OF ASSETS HELD
                                                         FOR INVESTMENT PURPOSES
                                                               December 31, 2001
--------------------------------------------------------------------------------

  IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                   CURRENT
    LESSOR, OR SIMILAR PARTY                     RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE                VALUE
------------------------------------------------------------------------------------------------------------------------------
Principal Financial Group            Guaranteed Interest Accounts:
                                        Maturing December 31, 2001                                                $   134,829
                                        Maturing December 31, 2002                                                    143,973
                                        Maturing December 31, 2003                                                    141,126
                                        Maturing December 31, 2005                                                      7,898

Principal Financial Group            Pooled Separate Accounts:
                                        51,894.9590 shares - Principal Stable Value Account                           682,672
                                        446.9927 shares - Principal Bond and Mortgage Account                         265,531
                                        23,026.5959 shares - Principal Stock Emphasis Balanced Account                457,890
                                        12,849.6423 shares - Principal Large Cap Stock Index Account                  526,196
                                        3,768.2836 shares - Principal International Stock Account                     109,682
                                        34,566.6728 shares - Principal Small Company Blend Account                  1,552,519
                                        84,993.9446 shares - Principal Large Company Blend Account                  1,589,459
                                        41,768.3603 shares - Principal Small Company Growth Account                   741,286
                                        49,547.8724 shares - Principal Medium Company Growth Account                  903,345
                                        47,561.1310 shares - Principal Large Company Growth Account                   949,809

Bank Mutual Corporation*             210,609 shares - Common stock                                                  3,218,106

Participant Loans                    8.0% to 10.35% notes maturing over the next three years                           45,427
------------------------------------------------------------------------------------------------------------------------------

                                     Total assets held for investment purposes                                    $11,469,748
==============================================================================================================================


-----------------

*    Represents a party-in-interest.

See Independent Auditor's Report.                                             11